Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: December 20, 2006

The following is a press release issued by Gaz de France on December 15, 2006.

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Gaz de France, nor shall there be any sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares to be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at: www.gazdefrance.com or directly from Suez on its website at: www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez and their combined businesses after completion of the proposed business combination. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on May 5, 2006 (under no: R.06-050) and in the Document de Référence and its update filed by Suez on April 11, 2006 (under no: D.06-0248), as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 26, 2006. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

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PRESS RELEASE

Gaz de France continues the information process with the European works council

Paris, 15 December 2006 – Gaz de France hereby reiterates the measures it has taken to answer the requests of the Paris Court of Appeal, which, in its judgement of 21 November 2006, stated the terms of the European Works Council’s (EWC) consultation process on the proposed merger between Gaz de France and Suez:

•	on the one hand, transmitting to the EWC of the consolidated accounts as at January 2006 and the written conformation of the responses to the questions posed by the workers’ representatives at the meetings on 15 and 16 November

•	on the other hand, in the ten days following the remittance of the expert report on the evaluation of the impact of the merger on the employment in the Services division, the EWC is to call a meeting

Gaz de France has taken the necessary action to ensure that the process is duly respected:

•	The written answers to the EWC’s questions and requests for financial information were transmitted to the members of the EWC in 7 spoken languages on 8 December. These will be the subject of debate at the next session of the EWC, which will meet on 21 December,

•	With regards to the expert report requested by the EWC, Gaz de France has transmitted the following information to the EWC’s mandated consultancies:

•	Already, as of 1 December, approximately 2,500 pages of documentation in response the experts’ questions

•	On 7 December, additional documentation responding to requests for information made to Gaz de France on 4 December

•	On 15 December, specific documents requested from Suez

In accordance with their request, the experts have also been received by the management of Gaz de France, Suez and the two group’s Services divisions.

These elements respond to the entirety of the questions asked by the experts which should allow them to fully carry out a thorough evaluation.

The expert report is expected on 22 December. It will be translated in to 6 languages and transmitted to the employee representatives so that a consultative meeting can be held at the beginning of January 2007.

Press contact:

Jérôme Chambin

Telephone: 00 33 1 47 54 24 35

Email: Jerome.chambin@gazdefrance.com

SERVICE DE PRESSE 23, RUE PHILIBERT DELORME - 75840 PARIS CEDEX 17